EXHIBIT 99.1

Press Release

HEAD NV Announces Results for the Three and Twelve Months ended 31 December 2006

Amsterdam - February 27th 2007 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 31 December 2006 compared to the three months ended 31 December 2005:

•	Net revenues were down 4.2% to €123.3 million
•	Operating profit, before restructuring costs, improved by €1.5 million to a profit of €10.6 million.
•	The profit for the period was €3.3 million compared to a profit of €3.5 million in Q4 2005.

For the twelve months ended 31 December 2006 compared to the twelve months ended 31 December 2005:

•	Net revenues were up 2.0% to €366.8 million
•	Operating profit, before restructuring costs and gain on sale of property, increased by €5.1 million to a profit of €20.0 million.
•	The profit for the period was €4.4 million compared to €6.7 million profit for 2005.

Johan Eliasch, Chairman and CEO, commented:

“2006 has been a strong year for Head; the improvement in our operating result has been driven by the strong performance in the Winter division which has shown improved sales and market share gains. The Diving division has developed positively mainly through improved production efficiencies. Despite tough market conditions, the racquet sport division maintained sales at the same level as 2005.

In terms of our products, we have seen many winning performances by our endorsed athletes. Following an incredible career spanning 20 years and 8 grand slam titles, Andre Agassi retired in 2006 making the US Open his last tournament. We would like to pay tribute to Andre’s phenomenal career and we are honoured that both he, and his wife Steffi Graf, will continue to endorse the Head brand. Through our long-term support of young, up-coming players, we believe we have invested well for the future, with the likes of Svetlana Kuznetsova, Gail Monfils, Andrew Murray and Richard Gasquet. We have also recently signed Ivan Ljubicic, ranked number 8 and, from the Women's Tour, former number one, Amelie Mauresmo, currently ranked number 3. All are predicted to keep the Head brand in the sporting headlines in the coming year.

Our Winter Sport's division has seen some equally successful additions to its portfolio of athletes in both Bode Miller and Didier Cuche. They joined the Head Race Team in 2006 which includes Marco Büchel, Ambrosi Hoffman, Sarka Záhrobská, Patrick Staudacher and others, whose successes on the slopes - two gold medals and one bronze medal in the recent World Championships - have confirmed Head's status as the brand of the top professional athletes. Both Bode and Didier are contenders to win the overall World Cup. It is hoped that this high profile racing exposure for the Brand will carry us through what is proving to be an extremely difficult 06/07 Winter season - industry research estimates markets are down 15-20% - the worst season the industry can remember.

2007 has also seen the launch of our new Corporate Branding & Logo, which has given our brand image and products a more unified, contemporary feel. Behind this new exterior, our superior, performance-enhancing technology has, of course, been retained.

Our continual investment in new athletes, technological product development, and branding will be of key importance during 2007, to carry us through what we predict to be some particularly difficult market conditions for our industry.“

Results for the three and twelve months ended December 31, 2006 and 2005:

The Company for the first time reports its financial statements for the years ended December 31, 2006 and 2005 based on International Financial Reporting Standards as adopted by the European Union and changed its reporting currency from U.S. dollar to euro. Accordingly, its share-based compensation plans were treated as equity-settled or cash-settled. Three years of financial information as well as a reconciliation to US-GAAP will be included in the Company’s Form 20-F which will be filed with the SEC in April 2007.

	For the Three Months ended December 31,		For the Years Ended December 31,
	2006	2005	2006	2005
	(unaudited)	(unaudited)
	(in thousands)		(in thousands)
Product category
Winter Sports	€87,878	€92,384	€188,070	€177,311
Racquet Sports	26,409	28,502	132,683	132,935
Diving	10,635	8,808	48,623	48,937
Licensing	2,155	2,120	8,078	9,309
Total revenues	127,077	131,815	377,454	368,492
Sales Deductions	(3,801)	(3,109)	(10,692)	(8,926)
Total Net Revenues	€123,276	€128,706	€366,762	€359,566

Winter Sports

Winter Sports revenues for the three months ended December 31, 2006 decreased by €4.5 million, or 4.9%, to €87.9 million from €92.4 million in the comparable 2005 period mainly due to poor snow conditions. For the twelve months ended December 31, 2006, Winter Sports revenues increased by €10.8 million, or 6.1%, to €188.1 million from €177.3 million in the comparable 2005 period. This increase was due to higher sales volumes in all of our categories and almost all of our markets as a consequence of good snow conditions in the winter season 2005/2006 and relatively low inventory at retail level which resulted in good bookings inflow. Reorders from October through December 2006 however have been below prior years as snow conditions have been bad in almost all parts of the world. At retail we have already experienced an increased demand, mainly for racing and junior products, as a result of the success of Bode Miller, Marco Büchel, Maria Riesch and Didier Cuche in the Worldcup events of Lake Louise, Beaver Creek, Val Gardena and Hinterstoder.

Racquet Sports

Racquet Sports revenues for the three months ended December 31, 2006 decreased by €2.1 million, or 7.3%, to €26.4 million from €28.5 million in the comparable 2005 period. For the twelve months ended December 31, 2006, Racquet Sports revenues decreased by €0.3 million, or 0.2%, to €132.7 million from €132.9 million in the comparable 2005 period. Higher sales volumes in racquets and balls were offset by negative product mix.

Diving

Diving revenues for the three months ended December 31, 2006 increased by €1.8 million, or 20.7%, to €10.6 million from €8.8 million in the comparable 2005 period. For the twelve months ended December 31, 2006, diving revenues decreased by €0.3 million, or 0.6%, to €48.6 million from €48.9 million in the comparable 2005 period. This decrease was mainly due to a special product launch in the first quarter of 2005 (Limited Edition) which was not repeated in 2006.

Licensing

Licensing revenues for the three months ended December 31, 2006 increased by €0.1 million, or 1.6%, to €2.2 million from €2.1 million in the comparable 2005 period. For the twelve months ended December 31, 2006, licensing revenues decreased by €1.2 million, or 13.2%, to €8.1 million from €9.3 million in the comparable 2005 period due to the termination of a footwear license agreement which we plan to replace by our own distribution and the termination of an apparel license agreement in the UK which we anticipate will be replaced this year.

Profitability

Sales deductions for the three months ended December 31, 2006 increased by €0.7 million, or 22.3%, to €3.8 million from €3.1 million in the comparable 2005 period. For the twelve months ended December 31, 2006, sales deductions increased by €1.8 million, or 19.8%, to €10.7 million from €8.9 million in the comparable 2005 period due to increased sales in winter sports and higher volumes in racquet sports.

Gross Profit for the three months ended December 31, 2006 decreased by €0.9 million to €46.0 million from €46.9 million in the comparable 2005 period due to lower sales. Gross margin increased to 37.3% in 2006 from 36.5% in the comparable 2005 period. For the twelve months ended December 31, 2006 gross profit increased by €6.1 million to €144.2 million from €138.0 million in the comparable 2005 period. Gross margin increased to 39.3% in 2006 from 38.4% in the comparable 2005 period. The positive development in gross margin in the twelve-month period was due to our winter sports and diving business and reflected improved production efficiency.

Selling and Marketing Expenses for the three months ended December 31, 2006, decreased by €2.6 million, or 9.1%, to €25.5 million from €28.1 million in the comparable 2005 period. For the twelve months ended December 31, 2006, selling and marketing expenses increased by €0.9 million, or 1.0%, to €92.9 million from €92.1 million in the comparable 2005 period. This increase was mainly due to the higher advertising and departmental selling expenditures. The increased selling and marketing expenses were partly offset by a lower provision for bad debt.

General and Administrative Expenses for the three months ended December 31, 2006, increased by €0.7 million, or 7.4%, to €9.8 million from €9.1 million in the comparable 2005 period. For the twelve months ended December 31, 2006, general and administrative expenses increased by €2.6 million, or 8.7%, to €32.2 million from €29.6 million in the comparable 2005 period. This increase was due to higher compensation expenses of €2.7 million, resulting from the cash-settled stock option plans as well as the weakening of the Euro against the U.S. dollar.

In June 2005, the Company sold the property in Tallinn, Estonia and realized a gain of €5.9 million.

In 2005, the Company recorded restructuring costs of €5.1 million in relation with the reduction of the Company’s tennis racquet production in Kennelbach, Austria, and Budweis, Czech Republic, and the restructuring program of the Company’s ski binding production. The restructuring costs reflected primarily an impairment of €1.4 million, employee severance cost of €2.7 million of which €1.3 million were accrued, and additional cost due to production inefficiency of €0.9 million. In 2006, we paid €1.3 million and additional €0.3 will be paid in 2007.

As a result of the foregoing factors, for the three months ended December 31, 2006, the Company reported an operating profit of €10.6 million compared to an operation profit of €8.2 million in the comparable 2005 period. For the twelve months ended December 31, 2006 the operating profit increased by €4.3 million to €20.0 million from €15.7 million in the comparable 2005 period. Operating profit for the twelve months ended December 31, 2006, excluding the impact in 2005 of the sale of property and restructuring costs increased by €5.1 million compared to the comparable 2005 period.

For the three months ended December 31, 2006, interest expense increased by €0.1 million, or 2.7%, to €3.2 million from €3.1 million in the comparable 2005 period. For the twelve months ended December 31, 2006, interest expense decreased by €0.4 million, or 3.4%, to €12.4 million from €12.8 million in the comparable 2005 period. This decrease was due to the repurchase of a portion of the Company’s 8.5% senior notes in 2005.

For the three months ended December 31, 2006, interest income decreased by €0.1 million, or 21.8%, to €0.3 million from €0.4 million in the comparable 2005 period. For the twelve months ended December 31, 2006, interest income decreased by €0.5 million, or 23.7%, to €1.6 million from €2.1 million in the comparable 2005 period. This decrease was due to the gain of €0.9 million on the repurchase of a portion of the Company’s 8.5% senior notes realized in 2005.

For the three months ended December 31, 2006, the Company recorded income tax expense of €4.0 million, an increase of €1.8 million compared to the income tax expense of €2.2 million in the comparable 2005 period. For the twelve months ended December 31, 2006, the Company recorded an income tax expense of €4.5 million, an increase of €4.2 million compared to the income tax expense of €0.3 million in the comparable 2005 period. This increase was due to an adjustment of tax losses carry forwards in Austria with led to a decrease of €4.3 million and additional tax expense of €1.1 million and prior year adjustments mainly in Italy, Austria and Canada as well as a non-taxable gain on sale of property of €5.9 million, in 2005.

As a result of the foregoing factors, for the three months ended December 31, 2006, the Company had a profit of €3.3 million, an decrease of €0.2 million compared to the profit of €3.5 million in the comparable 2005 period. For the twelve months ended December 31, 2006, the Company reported a profit of €4.4 million, compared to a profit of €6.7 million in the comparable 2005 period.

Consolidated Results

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2006	2005	2006	2005
	(unaudited)	(unaudited)
	(in thousands)
Total net revenues	€123,276	€128,706	€366,762	€359,566
Cost of sales	77,294	81,780	222,597	221,536
Gross profit	45,983	46,926	144,165	138,030
Gross margin	37.3%	36.5%	39.3%	38.4%
Selling and marketing expense	25,508	28,061	92,929	92,053
General and administrative expense	9,821	9,141	32,160	29,595
Gain on sale of property	—	—	—	(5,876)
Restructuring costs	—	1,022	—	5,073
Other operating (income) expense, net	4	537	(902)	1,533
Operating income	10,649	8,164	19,978	15,652
Interest expense	(3,211)	(3,126)	(12,376)	(12,808)
Interest income	288	369	1,609	2,110
Foreign exchange gain (loss)	(410)	351	(297)	2,121
Income tax expense	(4,030)	(2,235)	(4,499)	(348)
Profit for the year	€3,285	€3,523	€4,415	€6,728

About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV’s ordinary shares are listed on the New York Stock Exchange (“HED”) and the Vienna Stock Exchange (“HEAD”).

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, tennis balls and badminton products, alpine skis, ski boots and ski bindings, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Andre Agassi, Marat Safin, Svetlana Kuznetsova, Bode Miller, Johann Grugger, Marco Büchel and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company’s report for the 12 months ended 31 December 2006.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  Investors are cautioned that all forward-looking statements involve risks and uncertainties.  Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate.  In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.